Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended February 28, 2018

The financial information of Itaú CorpBanca as of and for the month ended February 28, 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Jan'18
Total Loans	20,514,942
Total Assets	28,914,941
Current accounts and demand deposits	4,130,729
Time deposits and savings accounts	10,163,527
Borrowings from financial institutions	2,168,322
Debt issued	5,606,664

Total Equity	3,424,556
Equity attributable to shareholders	3,214,384
Non-controlling interest	210,172

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	2M'18
Net operating profit before loan losses	165,410
Provisions for loan losses	(32,624)
Operating expenses	(116,146)
Operating income	16,640
Income from investments in associates and other companies	-
Income before taxes	16,640
Income tax expense	12,300
Income from ordinary activities	28,940
Income from discontinued operations	-
Net income	28,940
Net income attributable to shareholders	29,412
Non-controlling interest	(472)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer